North Atlantic Acquisition Corporation

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

January 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	North Atlantic Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed January 4, 2021
File No. 333-251887

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, North Atlantic Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on January 21, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary Quin
Gary Quin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Davis Polk & Wardwell LLP